

April 2, 2013

Via E-mail
Eric M. Fogel, Esq.
Lathrop & Gage LLP
155 North Wacker Drive
Suite 3050
Chicago, IL 60606-1787

> **Re: Donegal Group Inc.**
> **Schedule TO-T**
> **Filed March 20, 2013**
> **File No. 005-39100**

Dear Mr. Fogel:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

General

1.   We note the assertion regarding previous business combinations of mutual insurers. Refer to the following sentence on page i: "Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and the recently completed Nationwide-Harleysville (137% premium over share price five business days preceding announcement)." Please provide us on a supplemental basis

with supporting documentation substantiating the parenthetical claims regarding the premiums paid in these examples.

2.   We note the disclosure that the offeror's interpretation of the terms and conditions of the offer will be final and binding. Similar language appears elsewhere in the offering document, such as in the section describing withdrawal rights. Please revise the disclosure to indicate that shareholders may challenge the bidder's determinations in a court of competent jurisdiction.

Why is Offeror Requiring Three Newly Appointed Directors…? Page iii

3.   Please revise or provide support for the endorsement that is implied by the statement that the Company's lack of cumulative voting is "contrary" to "the SEC's adoption of 'proxy access' rules to facilitate the inclusion of director nominees of significant, long-term shareholders in companies' proxy materials."

What Ideas or Plans Does Offeror Have for the Company…? Page iv

4.   Please reconcile the heading to this section and the disclosure that follows with disclosure on page i that appears to suggest that the bidder believes a business combination is the best plan to unlocking the Company's realizable value. Also enhance the disclosure on page vi to explain what is meant by the statement "[o]fferor intends to support the maximization of shareholder value for the Company's shareholders and protect policyholders." To the extent Class B shares held by investors other than the bidder or Donegal Mutual remain outstanding following the tender offer, explain how the value of their Class B Shares would be maximized, especially given disclosure elsewhere regarding the limited liquidity that would follow the successful consummation of this offer. Also refer to the following comment when responding to this comment.

What is the Effect of the Offer on Donegal Mutual, page v

5.   Please provide support for the statement under this caption that the market price for Donegal Mutual's Class B Shares will "probably increase." We note disclosure in the second paragraph on page 13 that the Offeror "cannot predict whether the reduction in the number of Class B Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price of the Class B Shares."

The Board Condition, page 2

6.   Please advise whether the bidder has had any recent discussions with the Company's board not already disclosed in the Offer to Purchase regarding this condition. Please also tell us what consideration the bidder has given to identifying his board nominees.

The FRB Condition, page 2

7.   Revise the second to last paragraph on this page to clarify that Donegal Group Inc., and not the bidder or its affiliates, is a savings and loan holding company subject to the regulatory jurisdiction of the Federal Reserve Board.

Source and Amount of Funds, page 17

8.   We note the assertion that the bidder's financial condition is irrelevant to shareholders' decision whether to tender in the offer because the form of payment consists solely of cash and the bidder has all of the financial resources necessary to complete the offer. We further note the disclosure that the bidder is able to provide 100% of the funds required to pay for the Class B Shares tendered from cash, cash equivalents and from the bidder's ability to realize cash from the sale of liquid securities. However, even in situations where financing is not an issue, financial information can be material when a bidder seeks to acquire a significant equity stake in order to influence management and affairs of the target. Security holders need financial information for the prospective controlling security holder to decide not only whether to tender in the offer but also whether to remain a continuing security holder. Please refer to footnote 195 of SEC Release No. 33-7760 (October 22, 1999). Please provide us with an analysis as to why the bidder's financial statements are not material in the context of this offer. Alternatively, provide the information required by Item 10 of Schedule TO and specified in Instruction 4 to Item 10.

Conditions of the Offer, page 27

9.   A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Notwithstanding the reference to "reasonable discretion" in the first paragraph of this section, the lack of specificity of certain of the listed conditions would appear to limit a shareholder's ability to objectively verify whether such conditions have or have not been satisfied and raises the implication that such determination remains in the bidders' sole discretion. For example, but without limitation, we refer you to:
*   Clause (vi) of condition (d) ("there shall have occurred… *any significant adverse change* in the market price of the Class A Shares or Class B Shares or in the securities or financial markets of the United States");
*   clause (v) of condition (e) ("the Company or any subsidiary…shall have…incurred any debt…containing *burdensome covenants*"); and
*   clause (xiii) of condition (e) ("the Offeror shall have learned about any such action which has not previously been publicly disclosed by the Company…")

To avoid the potential implication that the bidder has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable or that the bidder may conduct an illusory offer in potential contravention of Exchange Act Section 14(e), please revise the conditions to include an objective standard against which the bidder's discretion may be judged.

10. Refer to the following sentence on page 30: "The failure by Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Furthermore, when an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding in response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

11. See our last comment above. Please revise the disclosure to state that all conditions to the offer, other than those which are dependent upon the receipt of regulatory approval, will be satisfied or waived at or before the expiration of the initial offering period.

12. The last sentence of this section on page 30 indicates that "[i]n determining whether the Minimum Condition has been satisfied, Offeror may take into account warrants, options or other rights to acquire Class B Shares (whether or not immediately exercisable) based upon publicly available information as filed by the Company with the SEC." Such language appears to suggest that the Minimum Condition, as described on page 1 of the Offer to Purchase, is not based on an absolute and objectively quantifiable measure – 925,000 shares – but rather is based on some other determination known only to the bidder. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing person is in possession of all facts relating to the disclosure, the filing person is responsible for the accuracy and adequacy of the disclosures he has made.

In responding to our comments, please provide a written statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Alexandra M. Ledbetter at (202) 551-3317 or, in her absence, to me, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions